UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2000

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
(Full title of the Plan)

NATIONAL FUEL GAS COMPANY
(Name of issuer of the securities held pursuant to the Plan)

10 Lafayette Square, Buffalo, New York 14203
(Address of principal executive office)

REQUIRED INFORMATION

  Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

  See accompanying Index on page 4.

  Signature

  Exhibits
Exhibit Number	Description of Exhibit
(1)	Consent of Independent Accountants
(2)	Consent of Independent Accountants

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2000 AND 1999

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                                                      Page
                                                                      Number
                                                                      ------

Report of Independent Accountants                                      1 - 2

Financial Statements:

  Statement of Net Assets Available for Plan
  Benefits at December 31, 2000                                          3

  Statement of Net Assets Available for Plan
  Benefits at December 31, 1999                                          4

  Statement of Changes in Net Assets Available
  for Plan Benefits for the Year Ended
  December 31, 2000 with Comparative
  Totals for the Year Ended December 31, 1999                            5

  Notes to Financial Statements                                        6 - 9

Supplemental Schedule:

  Schedule of Assets Held for Investment
  at December 31, 2000                                                   10

Report of Independent Accountants

To the Participants and
Plan Administrator of the
National Fuel Gas Company
Tax-Deferred Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of the National Fuel Gas Company Tax-Deferred Savings Plan as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of National Fuel Gas Company Tax-Deferred Savings Plan as of December 31, 2000 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MCGLADREY & PULLEN, LLP

June 8, 2001
Buffalo, New York

Report of Independent Accountants

To the Participants and
Plan Administrator of the
National Fuel Gas Company
Tax-Deferred Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of the National Fuel Gas Company Tax-Deferred Savings Plan as of December 31, 1999, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of National Fuel Gas Company Tax-Deferred Savings Plan as of December 31, 1999 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

FREED MAXICK SACHS & MURPHY, P.C.

June 23, 2000
Buffalo, New York

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2000

                                             Employer            Participant              Total
                                             Directed              Directed           December 31,
                                            Investments          Investments              2000
                                       -----------------------------------------------------------------

Investments at market value:

   National Fuel Gas Company Common
     Stock Funds                                 $19,059,691         $20,586,283       $39,645,974

   Vanguard Retirement Savings Trust
                                                           -           5,157,686         5,157,686

   Vanguard 500 Index Fund                                 -          31,161,722        31,161,722

   Vanguard Extended Market Index
     Fund                                                  -           1,418,181         1,418,181

   Vanguard Pacific Stock Index Fund
                                                           -             866,117           866,117

   Vanguard European Stock Index Fund
                                                           -           2,910,379         2,910,379

   Vanguard Prime Money Market Fund
                                                           -           3,303,642         3,303,642

   Vanguard Total Bond Market Index
     Fund                                                  -           3,451,406         3,451,406

   Participant Loan Account                                -           2,413,565         2,413,565
                                       -----------------------------------------------------------------

                                                  19,059,691          71,268,981        90,328,672

Receivables:
   Employer Contributions                            161,738                   -           161,738

   Participant Contributions                               -             644,244           644,244
                                       -----------------------------------------------------------------

Net Assets Available for Plan
Benefits                                         $19,221,429         $71,913,225       $91,134,654
                                       =================================================================

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 1999

                                             Employer            Participant              Total
                                             Directed              Directed           December 31,
                                            Investments          Investments              1999
                                       -----------------------------------------------------------------

Investments at market value:

   National Fuel Gas Company Common
     Stock Funds                                 $12,755,025         $14,788,143            $27,543,168

   Vanguard Retirement Savings Trust
                                                           -           4,197,273              4,197,273

   Vanguard 500 Index Fund                                 -          33,110,446             33,110,446

   Vanguard Extended Market Index
     Fund                                                  -             338,498                338,498

   Vanguard Pacific Stock Index Fund
                                                           -           1,160,370              1,160,370

   Vanguard European Stock Index Fund
                                                           -           3,027,205              3,027,205

   Vanguard Prime Money Market Fund
                                                           -           3,002,445              3,002,445

   Vanguard Total Bond Market Index
     Fund                                                  -           2,529,969              2,529,969

   Participant Loan Account                                -           2,364,013              2,364,013
                                       -----------------------------------------------------------------

                                                  12,755,025          64,518,362             77,273,387

Receivables:
   Employer Contributions                            132,049                   -                132,049

   Participant Contributions                               -             523,006                523,006
                                       -----------------------------------------------------------------

Net Assets Available for Plan
Benefits                                         $12,887,074         $65,041,368            $77,928,442
                                       =================================================================

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2000 (WITH COMPARATIVE TOTALS FOR THE YEAR ENDED DECEMBER 31, 1999)

                                             Employer            Participant        Total all Investments Combined
                                                                                  ------------------------------------
                                             Directed              Directed                  December 31,
                                            Investments          Investments           2000              1999
                                       -------------------------------------------------------------------------------
Investment Income From National Fuel
Gas Company Common Stock Funds
                                                    $540,186            $603,244      $1,143,430           $1,039,155

Interest Income                                            -             490,185         490,185              416,922

Investment Income from Mutual Funds
                                                           -             965,651         965,651              966,249
                                       -------------------------------------------------------------------------------

     Total Investment Income                         540,186           2,059,080       2,599,266            2,422,326

Net Appreciation in Fair Value of
Investments                                        4,815,832             931,199       5,747,031            6,476,921

Employer Matching Contributions                    1,586,192                   -       1,586,192            1,351,979

Participant Contributions                                  -           6,586,565       6,586,565            5,365,609

Participant Purchase and Loan Fees
                                                        (40)             (9,321)         (9,361)             (10,466)

Rollovers and Other Individual
Transfers In                                               -                  46              46               15,450

Transfers (To)/From Associated Funds
                                                       (290)                 290               -                    -

Payments to Participants or
Beneficiaries                                      (607,525)         (2,696,002)     (3,303,527)          (5,847,428)
                                       -------------------------------------------------------------------------------

Increase in Net Assets Available for
Plan Benefits                                      6,334,355           6,871,857      13,206,212            9,774,391

Net Assets Available for Plan
Benefits:
     Beginning of Year                            12,887,074          65,041,368      77,928,442           68,154,051
                                       -------------------------------------------------------------------------------

     End of Year                                 $19,221,429         $71,913,225     $91,134,654          $77,928,442
                                       ===============================================================================

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

     General:

     The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted March 21, 1989, effective as of July 1, 1989, and has been amended since that time. It is subject to the Employee Retirement Income Security Act of 1974, as amended.

     Eligibility and Participation:

     Originally, the Plan was established for the benefit of employees of National Fuel Gas Company and its subsidiaries ("Company") who were subject to a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers ("IBEW"), Locals 2154, 2199 and 2199-J. These employees became eligible to participate in the Plan on July 1, 1989 or, if later, after completing 1,000 hours of service and attaining age 21. Employees subject to collective bargaining agreements between the Company and the IBEW Local 2279 and the International Brotherhood of Firemen and Oilers, Locals 22, 23, 25 and 251 also became eligible to participate in the Plan on August 1, 1990 or, if later, after completing 1,000 hours of service and attaining age 21.

     Contributions:

     Plan participants may direct the Company to reduce their base pay by a specified full percentage of at least 2% and not more than 19%. The 19% limit is reduced by 1% for each percent of base pay contributed to the National Fuel Gas Company Employees' Thrift Plan ("Thrift Plan") by the employee for the same payroll period. Effective July 1, 2000, the Company froze the Thrift Plan and thereby discontinued future employee and employer contributions into the Thrift Plan. These wage reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. In addition, the Company makes an employer matching contribution that ranges from 1% to 3.5% of the participants' base pay depending upon their years of service and rate of wage reduction contributions. However, these employer matching contributions are reduced by the Thrift Plan matching contributions for such participants for such payroll period. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.

     "Base pay" is defined in the Plan as a participant's basic compensation for a payroll period. An individual participant's wage reduction contributions to the Plan are subject to ceilings imposed by the Tax Reform Act of 1986. However, Company matching contributions are not subject to such ceilings. The ceiling is $10,500 for 2000 and 2001.

     Participants' accounts, including all wage reduction contributions, employer matching contributions, and the earnings thereon, are at all times fully vested and nonforfeitable.

     Employer Matching Contributions:

     Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company ("National Stock Fund B"). This fund also maintains a small cash position in Vanguard Prime Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his interest in this fund. Participants may not redirect their interests in this fund into any other fund.

     Withdrawals, Loans and Distributions:

     Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with various Plan rules. In certain cases, participants may postpone receipt of Plan distributions.

     Participant Accounts:

     Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Administration:

     National Fuel Gas Company is the Administrator of the Plan. A Tax-Deferred Savings Plan Committee appointed by National Fuel Gas Company's Board of Directors exercises National Fuel Gas Company's duties as Administrator. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company ("Vanguard").

     Although it has not expressed any intent to do so, National Fuel Gas Company has the right to terminate, amend, or modify the Plan at any time.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting and Valuation:

     The accounts of the Plan are maintained on the accrual basis. National Stock Funds A (participant directed) and B (non-participant directed) are reported on a current value basis using the quoted market value of National Fuel Gas Company common stock and the value of the cash positions and receivables at the close of the Plan year. Shareholders of National Fuel Gas Company stock have the right to give voting instructions to the Trustee with respect to the number of shares of common stock of National Fuel Gas Company that are held on their behalf. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. The investment contracts in the Vanguard Retirement Savings Trust are carried at net asset value at year-end. National Fuel Gas Company stock distributed to participants is reflected at market value at the date of distribution. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in investment income. The 2001 market volatility of equity based investments may substantially impact the value of such investments at any given time. It is possible that the value of the plan's investments, both in total and in individual participant accounts, has declined since December 31, 2000.

     Use of Estimates:

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Administrative Expenses:

     Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $50,453 and $51,231, respectively, for services in connection with the Plan and Trust for the years ended December 31, 2000 and December 31, 1999. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

NOTE 3 - INCOME TAXES

     The Internal Revenue Service has determined in a letter dated December 28, 1995 that the Plan qualifies under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for income taxes has been recorded. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 4 - PARTIES-IN-INTEREST

     The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE 5 – INVESTMENTS

     As of December 31, 2000 and 1999, the following investments comprised more than 5% of Plan assets:

                                                                     2000             1999
                                                                     ----             ----

         National Fuel Gas Company Common
                  Stock Fund A                                   $20,586,283       $14,788,143
         National Fuel Gas Company Common
                  Stock Fund B (Non-Participant Directed)         19,059,691        12,755,025
         Vanguard 500 Index Fund                                  31,161,722        33,110,446
         Vanguard Retirement Savings Trust                         5,157,686         4,197,273

     The net appreciation (depreciation) in fair value of investments for the years ended December 31, 2000 and 1999 are as follows:

                                                                      For the Year Ended
                                                                        December 31,
                                                                     2000             1999
                                                                     ----             ----

         National Fuel Gas Company Common
                  Stock Fund A                                   $5,342,735          $  474,541
         National Fuel Gas Company Common
                  Stock Fund B (Non-Participant Directed)         4,815,832             311,360
         Vanguard 500 Index Fund                                 (3,447,366)          5,110,462
         Vanguard Extended Market Index Fund                       (445,336)             46,581
         Vanguard Pacific Stock Index Fund                         (335,603)            349,741
         Vanguard European Stock Index Fund                        (309,476)            366,137
         Vanguard Total Bond Market Index Fund                      126,246            (181,901)
                                                                 ----------        ------------
                                                                  $5,747,031         $6,476,921
                                                                  ==========         ==========

SCHEDULE I

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT

DECEMBER 31, 2000

                                             (c) Description of Investment
        (b) Identity of Issue,                   Including Maturity Date, Rate
             Borrower, Lessor                    of Interest, Collateral, Par                                (e) Current
(a)          or Similar Party                    or Maturity Value                            (d) Cost            Value
---     -----------------------             ----------------------------------------          --------       ------------

 *      National Fuel Gas Company
         Common Stock Funds:
           National Fuel Gas Company        Stock Fund A (916,575 units)                                       $20,586,283
           National Fuel Gas Company        Stock Fund B (848,606 units)                     $ 11,516,424       19,059,691
                                                                                                              ------------
                                            Total National Fuel Gas Company
                                              Common Stock Funds                                                39,645,974
                                                                                                               -----------

        Mutual Funds:
 *         Vanguard Group of                500 Index Fund
             Investment Companies             (255,717 units)                                                   31,161,722

           Vanguard Group of                Extended Market Index Fund
             Investment Companies             (53,275 units)                                                     1,418,181

 *         Vanguard Group of                Pacific Stock Index Fund
             Investment Companies             (96,773 units)                                                       866,117

 *         Vanguard Group of                European Stock Index Fund
             Investment Companies             (111,981 units)                                                    2,910,379

 *         Vanguard Group of                Prime Money Market Fund
             Investment Companies             (3,303,642 units)                                                  3,303,642

 *         Vanguard Group of                Total Bond Market Index Fund
             Investment Companies             (346,527 units)                                                    3,451,406
                                                                                                              ------------
                                            Total Vanguard Mutual Funds                                         43,111,447
                                                                                                               -----------

        Common/Collective Trust (1):
 *         Vanguard Group of                Retirement Savings Trust
             Investment Companies             (5,157,686 units)                                                  5,157,686

*       National Fuel Gas Company
           Tax-Deferred Savings Plan        Participant Loan Account                                             2,413,565
                                                                                                             -------------

                                                  TOTAL ASSETS HELD FOR INVESTMENT                             $90,328,672
                                                                                                               ===========
* Denotes known party-in-interest to the Plan.
(1)	The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity’s tax identification number is 23-2186884.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL FUEL GAS COMPANY
TAX DEFERRED SAVINGS PLAN
(Name of Plan)

By /s/ Joseph P. Pawlowski
Joseph P. Pawlowski
Treasurer and Principal Accounting
Officer of National Fuel Gas Company,
Member of the Tax-Deferred Savings
Plan Committee
Date: June 27, 2001

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
(1)	Consent of Independent Accountants
(2)	Consent of Independent Accountants